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                UNITED STATES               APPROVAL
     SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER:                3235-0058
           Washington, D.C. 20549           Expires:               June 30, 1994
                                            Estimated average burden
                 FORM 12b-25                hours per response              2.50
                                            SEC File Number            333-94755
                                            CUSIP Number            253-86-P-105



                           NOTIFICATION OF LATE FILING


(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] FORM 10-Q   [ ] Form N-SAR

                        For Period Ended: March 31, 2001
                                         ----------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------


Read Instruction (on back page) Before Preparing Form. Please Print or Type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                        PART I -- REGISTRANT INFORMATION


DIGITAL LIGHTHOUSE CORPORATION
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Full Name of Registrant

ETINUUM, INC.; INTEK INFORMATION, INC.
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Former Name if Applicable

5619 DTC PARKWAY, 12th FLOOR
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Address of Principal Executive Office (Street and Number)

ENGLEWOOD, COLORADO 80111-3017
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City, State and Zip Code





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                       PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                         [X]        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                         [X]        (b)      The subject annual report, semi-annual report, transition report on
                                             Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                                    (c)      The accountant's statement or other exhibit required by Rule 12b-25(c)
                                             has been attached if applicable.


                              PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20F, 11-K, 10-Q, and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

THE COMPANY IS CURRENTLY IN THE MIDDLE OF RAISING ADDITIONAL CAPITAL TO FUND ITS OPERATIONS. THIS EFFORT HAS TAKEN THE EXTENSIVE USE OF BOTH INTERNAL AND EXTERNAL SUPPORT TO COMPLETE THE INVESTMENT. DUE TO THE TIMING OF THIS EFFORT TO RAISE ADDITIONAL CAPITAL AND THE DISTRACTION OF MANAGEMENT IN CONNECTION THEREWITH, THE COMPANY WAS UNABLE TO COMPLETE THE FORM 10-Q BY MAY 16 WITHOUT UNREASONABLE EFFORT OR EXPENSE AND RESPECTFULLY REQUESTS AN EXTENSION OF THE FILING UNTIL MAY 21, 2001.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (11/91)


                          PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

           STEVEN Q. HANSEN                            (303) 357-3000
           ----------------                            --------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                         DIGITAL LIGHTHOUSE CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 16, 2001            By /s/ STEVEN Q. HANSEN
                                ------------------------------------------------
                                STEVEN Q. HANSEN, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION


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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



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                             ATTACHMENT PART IV - 3



The Company expects its revenue and net loss for the period ended March 31, 2001 to be approximately $8.2 million and $11.6 million, respectively, as compared to revenue and net losses of approximately $8.5 million and $4.3 million, respectively, for the period ended March 31, 2000. The increase in net loss was primarily due to an a charge taken for the restructure of operations, the shift in services and support thereof to higher margin business, and the addition of two acquisitions resulting in expanded operating services.


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